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AI Driven OKR
Talent Acquisition Platf
Devoted To Achiev
Team Cohe

Karl Cadet · 2nd

Bodha, Inc.

Co-Founder, CEO

New York City Metropolitan Area · 500+ connections ·

Contact info

Providing services

Custom Software Development, Web Development, Application Development, Mobile Application Develop
and SaaS Development

See all details

Featured

FREE Personality Assessments - https://lnkd.in/dcb4GV9...

Bodha.AI deployed its Job Board in GCP - https://jobs.bodha.ai/ #humancapitalmanagem

Bodha.ai
We believe in world where employees are fulfilled in their work & empowered to maximise their potential.

Experience



Co-Founder/CEO

Bodha, Inc. · Self-employed

Jan 2019 – Present · 2 yrs 1 mo

New York City Metropolitan Area

Bodha.ai helps organizations achieve workplace synergy through cognitive analysis, specialize performance support, and AI learning. While most talent acquisition tools are isolated from performance management systems. Bodha.ai unifies pre-hiring and post-hiring data in order to optimize for team cohesion.
What Is Team Cohesion?
At Bodha.ai, we define team cohesion as consistent events that happen when a team remains unified while working to achieve a common goal. Having a cohesive team means that everyone feels like they have contributed to the overall success of the group while meeting all ...see mor



Cyber Security – Automation Software Engineer

JPMorgan Chase & Co.

Dec 2014 – Jan 2019 · 4 yrs 2 mos

Greater New York City Area



VP of Legal and Compliance Division

Bank of America

Mar 2013 – Jun 2014 · 1 yr 4 mos

Greater New York City Area

IT Consultant

Cadet Enterprises Inc · Contract

Jun 1993 – May 2014 · 21 yrs

Greater New York City Area

More than 20 years of extensive and diversified experience in IT consulting and have been dedicated to enterprise business solutions. Client portfolio includes JP Morgan - First Boston - UBS and etc...

Application Support Lead

Financial Information Services Agency (FISA), NYC

Aug 2006 – Nov 2011 · 5 yrs 4 mos

Greater New York City Area

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